Exhibit 12

The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

Six months ended
June 30, 2004
Earnings:
Income from continuing operations before income taxes	$(25.5)
Minority interest in income of consolidated subsidiaries	10.8
Less: Equity earnings	(22.3)

Income from continuing operations before income taxes, minority interest in income of consolidated subsidiaries and equity earnings	(37.0)

Add:
Fixed charges:
Interest expense — net	460.9
Rental expense representative of interest factor	10.5

Total fixed charges:	471.4

Distributed income of equity investees	27.2

Interest expense — net — equity investees	2.2

Less:
Capitalized interest	(4.7)

Total earnings as adjusted	$459.1

Fixed charges	$471.4

Ratio of earnings to fixed charges	(a )

(a)	Earnings were inadequate to cover fixed charges by $12.3 million for the six months ended June 30, 2004.